Exhibit (a)(3)


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October 31, 2006



TO:          UNIT HOLDERS OF CENTURY PROPERTIES FUND XIX

SUBJECT:     OFFER TO PURCHASE UNITS

Dear Unit Holder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer") the Purchasers named in the attached Offer (collectively the "Purchasers") are offering to purchase up to 15,000 Units of limited partnership interest (the "Units") in CENTURY PROPERTIES FUND XIX (the "Partnership") at a purchase price equal to:

                                  $150 per Unit
                                  -------------

You may wish to consider selling your Units for the following reason:

o NO EXPECTED FURTHER DISTRIBUTIONS. The general partner has stated that "it is not expected that the Partnership will generate sufficient funds from operations, after required capital expenditures, to permit additional distributions to its partners in 2006 or subsequent periods." (See Annual Report on Form 10-K for the period ending December 31, 2005) (emphasis added). The Partnership did sell one of its properties this year, enabling the recent distributions, but the Partnership has not stated that it is attempting to sell any more properties.

o OFFER PRICE 31% HIGHER THAN OUR PREVIOUS OFFER. Certain of the Purchasers and their affiliates offered to purchase Units earlier this year for $310 per Unit, which after the recent distributions of $150.44 and $45.39, is approximately equivalent to $114 per Unit. This Offer is approximately 31% higher.

o LIQUIDITY FOR YOUR INVESTMENT. The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in CENTURY PROPERTIES FUND XIX without the usual transaction costs associated with market sales or partnership transfer fees.

o NO FUTURE IRS FILING REQUIREMENTS / ELIMINATION OF RETIREMENT ACCOUNT FEES. If you sell your Units to us this year, the 2006 tax year will be the final year for which you will be obligated to file a K-1 for the Partnership with your tax return and for which you incur fees for having this investment in your IRA or retirement account. This may represent a reduction in costs associated with filing complicated tax returns and fees charged by some custodians for holding this type of asset. Your decision to sell may have other favorable or unfavorable tax consequences and potential sellers should consult their individual tax advisers.

After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax (then mail) a duly completed and executed copy of the Letter of Transmittal (printed on pink paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                         MacKenzie Patterson Fuller, LP
                               1640 School Street
                            Moraga, California 94556
                            Facsimile: (925) 631-9119


If you have any questions or need assistance, please call the Depository at 800-854-8357.

This Offer expires (unless extended) December 1, 2006.